Exhibit 99

                                 [UNILEVER LOGO]
                              N E W S  R E L E A S E

Contact:  Nancy Goldfarb
          212-906-4690

                                                          FOR IMMEDIATE RELEASE


                       UNILEVER'S PRE-CLOSE TELECONFERENCE
                          WEDNESDAY, DECEMBER 18, 2002

New York, NY -- December 16, 2002 -- As previously announced, Unilever (NYSE:
UN, UL) will be holding its planned pre-close teleconference on Wednesday, December 18, ahead of the 2002 Fourth Quarter and Full Year Results on Thursday, February 13, 2003.

The teleconference will commence at 9:00 a.m. EST and lines are open from 8:30 a.m. EST. Analysts will be able to ask questions during the call.

                            DIAL-IN TELEPHONE NUMBER

                    + 44 (0)1296 480100 Access Code: C384781

The teleconference will be recorded and will be accessible immediately after the conference ends up to and including Wednesday, January 1, 2003. The replay number is:

                     +44 (0)1296 480100 Access code: C384781


ACCESS VIA INTERNET

The presentation speech will be made available, at 9:00 a.m. EST, through the relevant stock exchanges, and will be accessible on Unilever's website www.unilever.com.

The teleconference can also be accessed via Unilever's website from 8:30 a.m. EST and an archived stream will be available immediately after the conference ends until Wednesday, January 1.

Please note, there will be no presentation slides associated with this event.

In advance of the webcast, we would recommend that you test your PC's compatibility for the software to be used during the above conference.

Webcast and test PC compatibility
http://www.conferencing.bt.com/streaming/index.htm
--------------------------------------------------

To access the conference, please key in the following details:

Conference Number:         641793
Pin Code:                  853128
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TELECONFERENCES FOR 2003

These are planned as follows (all at 9:00 a.m. EST):

Monday, March 24, 2002 - ahead of Q1 results to be published on Friday, May 2, 2003
Monday, June 23, 2002 - ahead of Q2 results to be published on Wednesday, July 30, 2003
Monday, September 22, 2002 - ahead of Q3 results to be published on Wednesday, October 29, 2003


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UNILEVER BACKGROUND:

Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

Foods: Lipton teas, soups and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil and tomato sauces; Good Humor-Breyers and Ben & Jerry's Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

Home and Personal Care: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Dove, Pond's and Vaseline skin care; the Suave family of skin- and hair-care products; Axe deodorant bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.